787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 27, 2010

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ClearBridge Mid Cap Growth Fund (the “fund”),
a series of Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 171 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on June 4, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of August 18, 2010. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Benjamin J. Haskin on August 20, 2010. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Prospectus

Comment No. 1: You noted that the description of principal investment strategies in the summary was “short” and suggested that the fund add more detail. You requested that the definition of medium capitalization securities be added to the summary section of the prospectus.

Response: The disclosure has been added as requested in the “Principal investment strategies” section of the prospectus (new language italicized):

Normally, the fund invests at least 80% of its net assets in equity securities of medium capitalization companies. Medium capitalization companies are those with market

August 27, 2010

capitalizations similar to those included in the Russell Midcap Index. The fund may invest up to 25% of its net assets in the securities of foreign companies. The fund anticipates that it normally will invest in a portfolio of 20 to 50 stocks selected for their long-term growth potential.

The fund invests in common stocks, but may invest in other types of equity securities.

Comment No. 2: You requested additional disclosure about how securities are selected to be sold.

Response: The disclosure has been added as requested in the “More on the fund’s investment strategy, investments and risks—Selection process” section of the prospectus:

The portfolio managers will consider selling stocks when, among other things:

•	The portfolio managers determine that the fundamentals of the stock are deteriorating

•	In the opinion of the portfolio managers, the risks of the stock outweigh its potential for appreciation

•	The size of the position becomes a disproportionately large percentage of the fund’s portfolio

•	The portfolio managers have identified an investment that they consider more attractive

Comment No. 3: You requested clarification as to whether foreign stocks were included in the 20 to 50 stocks the fund anticipates it will normally hold.

Response: As stated in the fund’s prospectus, the fund may invest up to 25% of its net assets in the securities of foreign companies. In addition, the fund anticipates that it normally will invest in a portfolio of 20 to 50 stocks. The portfolio of 20 to 50 stocks that the fund expects to hold under normal circumstances may include both foreign stocks and domestic stocks. The Trust respectfully submits that the current disclosure makes clear that the fund may hold stocks of foreign companies and thus no additional disclosure is required.

Comment No. 4: You noted that there was no definition of “equity securities” and requested that a definition be added if “equity securities” include securities other than common stocks (preferred shares or warrants, for example).

Response: The disclosure has been added as requested in the “Principal investment strategies” section of the prospectus, as noted in the response to Comment No. 1, above: “The fund invests in common stocks, but may invest in other types of equity securities.”

August 27, 2010

The Trust also notes, however, that the current disclosure in the “More on the fund’s investment strategy, investments and risks” section of the prospectus defines “equity securities” to include “exchange-traded and over-the-counter (OTC) common and preferred stocks, warrants and rights, securities convertible into common stocks, and securities of other investment companies and of real estate investment trusts.”

Comment No. 5: You requested additional disclosure to describe how “long-term growth potential” is determined.

Response: The disclosure has been added as requested in the “More on the fund’s investment strategies, investments and risks—Selection process” section of the prospectus:

The portfolio managers focus on companies they believe have the ability to grow their revenues, earnings or cash flow at above average rates over a multi-year time horizon.

Comment No. 6: You requested that the cross-reference to more detail on risks being available in the statutory prospectus and Statement of Additional Information be deleted.

Response: The Trust respectfully submits that this cross reference is appropriate to refer investors to the section “More on the fund’s investment strategies, investments and risks” and the Statement of Additional Information for more information about the risks of investing in the fund.

Comment No. 7: You asked whether all the risks in the “More on the fund’s investment strategies, investments and risks” are principal risks and, if so, you indicated that they should be included in the summary. Specifically, you referenced disclosure relating to derivatives, fixed income investments and short sales.

Response: The Trust respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary prospectus and are described in full in the statutory prospectus in “More on the fund’s investment strategies, investments and risks.” The risks not discussed in the summary prospectus are not principal risks of the fund, but are instead additional risks of investing in the fund.

Comment No. 8: You asked whether the fund intends to have any “Acquired Fund Expenses” and, if so, you indicated that those expenses should be included in the fee table.

Response: The Trust does not expect the fund to have acquired fund expenses that will be required to be disclosed in the fee table. The fund reserves the right to invest in other investment companies subject to certain limits and therefore may disclose acquired fund expenses as required in the future.

Comment No. 9: You asked whether the fund intended to engage in short sales and, if so, you indicated that the related expenses should be included under “Other expenses” in the fee table.

Response: The Trust does not expect the fund to engage in short sales to an extent which the expenses will be required to be disclosed in the fee table. The fund reserves the right to engage in short sales and therefore may disclose expenses related to short sales in the future.

August 27, 2010

Comment No. 10: For the related performance section, you noted that the fund’s subadviser manages an investment account instead of a strategy and asked that the first sentence be amended to reflect that management. You asked the Trust to confirm that there are no other related accounts managed as part of the strategy.

Response: The disclosure has been revised as requested as follows: “The subadviser manages an institutional account (the “Account”) in which an investment vehicle managed by the subadviser invests.” Subsequent references to the “strategy” have been replaced with the “Account.” The Trust confirms that there are no other related accounts managed as part of the strategy.

Statement of Additional Information

Comment No. 11: You asked the Trust to confirm that borrowing for investment purposes is not intended to be a principal strategy of the fund.

Response: The Trust confirms that borrowing for investment purposes is not intended to be a principal strategy of the fund.

Comment No. 12: You requested that text stating that issuers of municipal securities are excluded from the fund’s fundamental policy on concentration be deleted from the policy on page 32 of the Statement of Additional Information. You noted the SEC staff’s position that only general obligation bonds may be excluded from the concentration policy, and that municipal securities backed by specific projects should be treated as subject to the concentration policy. You also noted that the SEC staff considers each foreign government to constitute a separate industry for purposes of the concentration policy.

Response: No change has been made with respect to this comment. The fund’s fundamental policy on concentration is identical to that of many other funds in the Legg Mason fund family. The Trust prefers to keep the policy consistent with that of the other funds. The Trust notes that the fund does not expect to invest in municipal securities and, therefore, does not expect to use this exception in its concentration policy. The Trust also notes that it may not invest more than 20% of its net assets in debt securities under normal circumstances.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

August 27, 2010

Enclosures

cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Jai Massari, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

August 27, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 171 to the Registration Statement on Form N-1A of Legg Mason Partners Equity Trust on behalf of the Legg Mason ClearBridge Mid Cap Growth Fund, a series of the Trust, as filed with the Commission on June 4, 2010 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary